# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ramaco Resources, Inc., CIK 0001687187
CUSIP: 75134P303
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 250 West Main Street, Suite 1900, Lexington, Kentucky (KY), 40507
Date of event which requires filing of this statement: 08/08/2025
Amends the filing with accession number 0001140361-23-032776
Filed by CIK 0001503466
Persons authorized to receive notices and communications: Bryan H. Lawrence, Yorktown Partners LLC, 410 Park Avenue, 20th Floor, New York, New York (NY), 10022, (212) 515-2112; Jesse E. Betts, Willkie Farr & Gallagher LLP, 2828 Routh Street, Dallas, Texas (TX), 75201, (214) 233-4537

## Reporting persons
- Yorktown Energy Partners IX, L.P. (CIK 0001503466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,097,134; sole dispositive power 0; shared dispositive power 3,097,134; aggregate amount beneficially owned 3,097,134 (5.61% of the class)
  Comment: (1) The percent of class represented by the amount in Row (11) is based on 55,182,254 shares of Class A common stock, par value $0.01 per share ("Class A Common Stock") of Ramaco Resources, Inc. (the "Issuer") issued and outstanding following the closing of the offering described in Item 4 below, as reported in the Issuer's prospectus supplement on Form 424B5 filed with the Securities and Exchange Commission ("SEC") on August 7, 2025.
- Yorktown IX Company LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,097,134; sole dispositive power 0; shared dispositive power 3,097,134; aggregate amount beneficially owned 3,097,134 (5.61% of the class)
  Comment: (1) These securities are directly held by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. As a result, Yorktown IX Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP disclaims beneficial ownership of the securities owned by Yorktown Energy Partners IX, L.P. in excess of its pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 55,182,254 shares of Class A Common Stock of the Issuer issued and outstanding following the closing of the offering described in Item 4 below, as reported in the Issuer's prospectus supplement on Form 424B5 filed with the SEC on August 7, 2025.
- Yorktown IX Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,097,134; sole dispositive power 0; shared dispositive power 3,097,134; aggregate amount beneficially owned 3,097,134 (5.61% of the class)
  Comment: (1) These securities are directly held by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. and Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners IX, L.P. in excess of their pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 55,182,254 shares of Class A Common Stock of the Issuer issued and outstanding following the closing of the offering described in Item 4 below, as reported in the Issuer's prospectus supplement on Form 424B5 filed with the SEC on August 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Ramaco Resources, Inc.
Address of issuer's principal executive offices: 250 West Main Street, Suite 1900, Lexington, Kentucky (KY), 40507
Comment: This Amendment No. 11 amends the Schedule 13D with respect to the shares of Class A common stock, par value $0.01 per share ("Class A Common Stock"), of Ramaco Resources, Inc., a Delaware corporation (the "Issuer"), previously filed by Yorktown Energy Partners IX, L.P., a Delaware limited partnership, Yorktown IX Company LP, a Delaware limited partnership, and Yorktown IX Associates LLC, a Delaware limited liability company (together, the "Reporting Persons") with the SEC on February 21, 2017, as amended by Amendment No. 1 thereto filed with the SEC on October 22, 2018, as further amended by Amendment No. 2 thereto filed with the SEC on March 28, 2019, as further amended by Amendment No. 3 filed with the SEC on May 31, 2019, as further amended by Amendment No. 4 filed with the SEC on November 8, 2021, as further amended by Amendment No. 5 filed with the SEC on March 8, 2022, as further amended by Amendment No. 6 filed with the SEC on May 19, 2022, as further amended by Amendment No. 7 filed with the SEC on May 26, 2022, as further amended by Amendment No. 8 filed with the SEC on June 2, 2022, as further amended by Amendment No. 9 filed with the SEC on November 21, 2023 , as further amended by Amendment No. 10 filed with the SEC on March 31, 2025 (the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D. This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 5, 2025, Yorktown Energy Partners IX, L.P., as a selling stockholder, the Issuer, and the other selling stockholders identified therein, entered into an underwriting agreement (the "Underwriting Agreement") with Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, as representatives ("Representatives") of several underwriters named therein (collectively, the "Underwriters"), providing for the offer and sale of 10,666,667 shares of Class A Common Stock by the Issuer and purchase by the Underwriters of the shares, at a price to the public of $18.75 per share, less the underwriting discounts and commissions and pursuant to which Yorktown Energy Partners IX, L.P. granted the Underwriters a 30-day option (the "Over-Allotment Option") to purchase, at the same price per share, up to an aggregate 527,910 shares of Class A Common Stock in addition to the shares of Class A Common Stock sold by the Issuer.

Pursuant to the Underwriting Agreement, Yorktown Energy Partners IX, L.P. has entered into a lock-up agreement (the "Lock-Up Agreement") with the Underwriters pursuant to which it has agreed with the Underwriters, subject to customary exceptions, not to offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer's Class A Common Stock or Class B Common Stock ("Common Stock"), or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock during the period ending 90 days after August 5, 2025, except with the prior written consent of the Representatives.

On August 6, 2025, the Underwriters exercised the Over-Allotment Option in full and on August 8, 2025, Yorktown Energy Partners IX, L.P. sold, and the Underwriters purchased, 527,910 shares of Common Stock at a price to the public of $18.75 per share, less the underwriting discounts and commissions of $1.03125 per share, resulting in net proceeds to Yorktown Energy Partners IX, L.P. of $17.71875 per share. The offering was made pursuant to the Issuer's shelf registration statement on Form S-3 (File No. 333-289251), as supplemented by a preliminary prospectus supplement filed with the SEC on August 6, 2025, and a final prospectus supplement dated August 5, 2025, filed with the SEC on August 7, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety by the following:

As of August 8, 2025, each of the Reporting Persons beneficially owns 3,097,134 shares of Class A Common Stock of the Issuer, representing 5.61% of the issued and outstanding shares of Class A Common Stock of the Issuer (based on 55,182,254 shares of Class A Common Stock of the Issuer, issued and outstanding following the closing of the offering, as reported in the Issuer's prospectus supplement on Form 424B5 filed with the SEC on August 7, 2025). Each Reporting Person disclaims beneficial ownership of the reported Class A Common Stock except to the extent of such Reporting Person's pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Class A Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety by the following:

As of August 8, 2025, Yorktown Energy Partners IX, L.P. directly owns 3,097,134 shares of Class A Common Stock of the Issuer. Yorktown IX Co is the sole general partner of Yorktown Energy Partners IX, L.P. Yorktown IX Associates is the sole general partner of Yorktown IX Co. Yorktown IX Associates has the sole power to cause Yorktown IX Co to cause Yorktown Energy Partners IX, L.P. to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IX, L.P.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety by the following:

Other than as disclosed in Item 4 of this Amendment No. 2, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 2.4 Underwriting Agreement, dated August 5, 2025 among the Issuer, Yorktown Energy Partners IX L.P., certain selling stockholders named therein, Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, as representatives of the several underwriters named therein (Incorporated by reference to Exhibit 1.1 of the Issuer's Current Report on Form 8-K filed on August 6, 2025)

Exhibit 2.5 Form of Lock-Up Agreement (Incorporated by reference to Exhibit A to Exhibit 1.1 of the Issuer's Current Report on Form 8-K filed on August 6, 2025)

## Signatures
- Yorktown Energy Partners IX, L.P.: /s/ Bryan H Lawrence, Managing Member of the general partner of the general partner (08/11/2025)
- Yorktown IX Company LP: /s/ Bryan H Lawrence, Managing Member of the general partner (08/11/2025)
- Yorktown IX Associates LLC: /s/ Bryan H Lawrence, Managing Member of the general partner (08/11/2025)